UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1)

                        Coastal Physician Group, Inc.
              (formerly known as Coastal Healthcare Group, Inc.)
              --------------------------------------------------
                              (Name of Issuer)

                     Common Stock, par value $.01 per share
              --------------------------------------------------
                       (Title of Class of Securities)


                                  19049510
              --------------------------------------------------
                               (CUSIP Number)











     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


      CUSIP NO. 19049510             13G

        1   NAME OF REPORTING PERSON

            Steven M. Scott, M.D.

        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) (X)
                                                                (b) ( )

        3   SEC USE ONLY

        4   CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

                            5    SOLE VOTING POWER

                                 6,837,117 Common Shares
        NUMBER OF
         SHARES             6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                 535,766  Common Shares
          EACH
        REPORTING           7    SOLE DISPOSITIVE POWER
         PERSON
          WITH                   6,837,117 Common Shares

                            8    SHARED DISPOSITIVE POWER

                                 535,766 Common Shares

        9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            7,372,883 Common Shares

       10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                        (  )

       11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            30.6%

       12   TYPE OF REPORTING PERSON*

            IN





        1   NAME OF REPORTING PERSON

            Scott Medical Partners, L.P.

        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) (X)
                                                               (b) ( )

        3   SEC USE ONLY

        4   CITIZENSHIP OR PLACE OF ORGANIZATION

            Tennessee
                            5    SOLE VOTING POWER

                                 5,554,120  Common Shares
             NUMBER OF
              SHARES        6    SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY            0  Common Shares
               EACH
            REPORTING       7    SOLE DISPOSITIVE POWER
              PERSON
               WITH              5,554,120  Common Shares

                            8    SHARED DISPOSITIVE POWER

                                 0  Common Shares

        9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

             5,554,120  Common Shares

       10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                         ( )

       11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            23.1%

       12   TYPE OF REPORTING PERSON*

            PN





        1   NAME OF REPORTING PERSON

            The Signal Fund, L.P.

        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) (X)
                                                                (b) ( )

        3   SEC USE ONLY

        4   CITIZENSHIP OR PLACE OF ORGANIZATION

            Tennessee
                              5    SOLE VOTING POWER

                                   815,000  Common Shares
             NUMBER OF
               SHARES         6    SHARED VOTING POWER
            BENEFICIALLY
              OWNED BY             0  Common Shares
                EACH
              REPORTING       7    SOLE DISPOSITIVE POWER
                PERSON
                WITH               815,000 Common Shares

                              8    SHARED DISPOSITIVE POWER

                                   0  Common Shares

        9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

             815,000  Common Shares

       10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                         ( )

       11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.4%

       12   TYPE OF REPORTING PERSON*

            PN





        1   NAME OF REPORTING PERSON

            The Steven M. Scott Family Limited Partnership

        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) (X)
                                                               (b) ( )

        3   SEC USE ONLY

        4   CITIZENSHIP OR PLACE OF ORGANIZATION

            Tennessee
                            5    SOLE VOTING POWER

                                 535,766 Common Shares
             NUMBER OF
               SHARES       6    SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY            0  Common Shares
              EACH
            REPORTING       7    SOLE DISPOSITIVE POWER
              PERSON
               WITH              535,766  Common Shares

                            8    SHARED DISPOSITIVE POWER

                                 0  Common Shares

        9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

             535,766  Common Shares

       10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                          ( )

       11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.2%

       12   TYPE OF REPORTING PERSON*

            PN





        1   NAME OF REPORTING PERSON

            Century American Insurance Company

        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) (X)
                                                                 (b) ( )

        3   SEC USE ONLY

        4   CITIZENSHIP OR PLACE OF ORGANIZATION

            Tennessee
                           5    SOLE VOTING POWER

                                303,334  Common Shares
             NUMBER OF
              SHARES       6    SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY           0  Common Shares
               EACH
            REPORTING      7    SOLE DISPOSITIVE POWER
              PERSON
               WITH             303,334  Common Shares

                           8    SHARED DISPOSITIVE POWER

                                0  Common Shares

        9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

             303,334 Common Shares

       10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                         ( )

       11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.3%

       12   TYPE OF REPORTING PERSON*

            CO





        1   NAME OF REPORTING PERSON

            The  Scott Family Foundation, Inc.

        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) (X)
                                                              (b) ( )

        3   SEC USE ONLY

        4   CITIZENSHIP OR PLACE OF ORGANIZATION

            Florida
                             5    SOLE VOTING POWER

                                  74,110  Common Shares
             NUMBER OF
              SHARES         6    SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY             0  Common Shares
               EACH
            REPORTING        7    SOLE DISPOSITIVE POWER
             PERSON
              WITH                74,110  Common Shares

                             8    SHARED DISPOSITIVE POWER

                                  0  Common Shares

        9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

             74,110  Common Shares

       10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                         ( )

       11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.3%

       12   TYPE OF REPORTING PERSON*

            CO





     This Amendment No. 1 to the original Schedule 13G filed on January 10, 1992 relates to shares of Common Stock of Coastal Physician Group, Inc. (formerly known as Coastal Healthcare Group Inc.), a Delaware corporation (the "Issuer"), beneficially owned by Steven M. Scott, M.D. and certain entities related to Dr. Scott. The aggregate number of shares of the Issuer's Common Stock to which this Amendment No. 1 relates is 7,372,883 shares, constituting approximately 30.6% of the Issuer's outstanding shares.

     ITEM 1.

          (a)   Coastal Physician Group, Inc.
          (b)   2828 Croasdaille Drive, Durham, North Carolina 27705.

     ITEM 2.

     1.   (a)  Steven M. Scott, M.D.
          (b)  3711 Stoneybrook Drive, Durham, North Carolina 27705.
          (c)  Citizenship: United States.
          (d)  Common Stock.
          (e)  19049510

     2.   (a)  Scott Medical Partners, L.P.
          (b) C/o Stoneybrook Investment Co., P.O. Box 61179, Durham, North Carolina 27715.
          (c)  Organized: Tennessee.
          (d)  Common Stock.
          (e)  19049510

     3.   (a)  The Signal Fund, L.P.
          (b) C/o Stoneybrook Investment Co., P.O. Box 61179, Durham, North Carolina 27715.
          (c)  Organized: Tennessee.
          (d)  Common Stock.
          (e)  19049510

     4.   (a)  The Steven M.  Scott Family Limited Partnership
          (b) C/o Stoneybrook Investment Co., P.O. Box 61179, Durham, North Carolina 27715.
          (c)  Organized: Tennessee.
          (d)  Common Stock.
          (e)  19049510

     5.   (a)  Century American Insurance Company
          (b)  2828 Croasdaille Drive, Durham, North Carolina 27704.
          (c)  Organized: Tennessee.
          (d)  Common Stock.
          (e)  19049510

     6.   (a)  The Scott Family Foundation, Inc.
          (b) C/o Stoneybrook Investment Co., P.O. Box 61179, Durham, North Carolina 27715.
          (c)  Organized:  Florida.
          (d)  Common Stock.
          (e)  19049510

     ITEM 3.  Not applicable.

     ITEM 4.

     1.   Steven M. Scott, M.D.

          (a)  Amount Beneficially Owned: 7,372,883 shares
          (b)  Percent of Class: 30.6%
          (c)  Number of Shares as to which such Person has:

               (i)   Sole Power to Vote: 6,837,117 shares
               (ii)  Shared Power to Vote: 535,766 shares
               (iii) Sole Power to Dispose: 6,837,117 shares
               (iv)  Shared Power to Dispose: 535,766 shares

          In January 1997, the Issuer issued to Dr. Scott 32,740 shares of Series B Convertible Preferred Stock, par value $.01 per share (the "Series B Shares"), in satisfaction of certain obligations owed by the Issuer to Dr. Scott. In February 1997, the Issuer is issuing to Dr. Scott 42,215 shares of Series A Convertible Preferred Stock, par value $.01 per share (the "Series A Shares") in satisfaction of certain other obligations owed by the Issuer to Dr. Scott. Each of the Series A Shares and the Series B Shares is convertible into ten shares of Common Stock, subject to prior approval of their convertibility by the Issuer's shareholders. Pursuant to Rules 13d-3(d)(1) and 13d-4 of the Securities Exchange Act of 1934, as amended, Dr. Scott disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of the Series A Shares and the Series B Shares and such shares of Common Stock are not included in this Statement on Schedule 13G.

     2.   Scott Medical Partners, L.P.

          (a)  Amount Beneficially Owned: 5,554,120 shares
          (b)  Percent of Class: 23.1%
          (c)  Number of Shares as to which such Person has:

               (i)   Sole Power to Vote: 5,554,120 shares
               (ii)  Shared Power to Vote:  0 shares
               (iii) Sole Power to Dispose: 5,554,120 shares
               (iv)  Shared Power to Dispose:  0 shares

     3.   The Signal Fund, L.P.

          (a)  Amount Beneficially Owned: 815,00 shares
          (b)  Percent of Class: 3.4%
          (c)  Number of Shares as to which such Person has:

               (i)   Sole Power to Vote: 815,000 shares:
               (ii)  Shared Power to Vote:  0 shares
               (iii) Sole Power to Dispose: 815,000 shares
               (iv)  Shared Power to Dispose:  0 shares

     4.   The Steven M. Scott Family Limited Partnership

          (a)  Amount Beneficially Owned: 535,766 shares
          (b)  Percent of Class: 2.2%
          (c)  Number of Shares as to which such Person has:

               (i)   Sole Power to Vote: 535,766 shares
               (ii)  Shared Power to Vote:  0 shares
               (iii) Sole Power to Dispose: 535,766 shares
               (iv)  Shared Power to Dispose:  0 shares

     5.   Century American Insurance Company

          (a)  Amount Beneficially Owned: 303,334 shares
          (b)  Percent of Class: 1.3%
          (c)  Number of Shares as to which such Person has:

               (i)   Sole Power to Vote: 303,334 shares
               (ii)  Shared Power to Vote:  0 shares
               (iii) Sole Power to Dispose: 303,334 shares
               (iv)  Shared Power to Dispose:  0 shares

     6.   The Scott Family Foundation, Inc.

          (a)  Amount Beneficially Owned: 74,110 shares
          (b)  Percent of Class: 0.3%
          (c)  Number of Shares as to which such Person has:

               (i)   Sole Power to Vote: 74,110 shares
               (ii)  Shared Power to Vote:  0 shares
               (iii) Sole Power to Dispose: 74,110 shares
               (iv)  Shared Power to Dispose:  0 shares

     ITEM 5.   Not applicable.

     ITEM 6. As a limited partner of Scott Medical Partners, L.P., Rebecca J. Scott, the wife of Dr. Steven M. Scott has an indirect right to receive dividends and the proceeds of any sale of the Common Stock held by such limited partnership. As limited partners of The Steven M. Scott Family Limited Partnership, certain trusts for the benefit of the children of Dr. Scott have an indirect right to receive dividends and the proceeds of any such sale of the Common Stock held by such limited partnership. Such interests in all cases relate to less than five percent of the outstanding Common Stock.

     ITEM 7.   Not applicable.

     ITEM 8.   Not applicable.

     ITEM 9.   Not applicable.

     ITEM 10.  Not applicable.





                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     February 13, 1997

                              /s/ Steven M. Scott, M.D.
                              ------------------------------------
                              Steven M. Scott, M.D.


                              Scott Medical Partners, L.P.

                              By: /s/ Steven M. Scott, M.D.
                                  --------------------------------
                              Steven M. Scott, M.D.
                              General Partner


                              The Signal Fund, L.P.

                              By: /s/ David B. Plyler
                                  -------------------------------
                              David B. Plyler
                              General Partner


                              The Steven M. Scott Family Limited
                              Partnership

                              By: /s/ Steven M. Scott, M.D.
                                  -------------------------------
                              Steven M. Scott, M.D.
                              General Partner


                              Century American Insurance Company

                              By: /s/ Steven M. Scott, M.D.
                                  -------------------------------
                              Steven M. Scott, M.D.
                              Chairman of the Board of Directors


                              The Scott Family Foundation, Inc.

                              By: /s/ Steven M. Scott, M.D.
                                  ------------------------------
                              Steven M. Scott, M.D.
                              President